FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press release dated March 30, 2012

Press Release

Banco Santander Annual General Meeting

Emilio Botín: “We will maintain our

shareholder remuneration of EUR 0.60 a

share in 2012 for the fourth year running”

•	“Banco Santander is a powerful and finely-tuned machine for generating recurrent earnings.”

•	“We are the third biggest bank in the world in terms of operating profit, at EUR 24.37 billion in 2011. When non-performing loans return to normal, this should have a very positive impact on results.”

•	“Our priorities for 2012 are to complete the provisioning for real estate assets in Spain, reach a core capital ratio of 10% and maintain shareholder remuneration.”

•	“I am confident that we will meet our targets and that this will lead to a significant recovery in the share price.”

•	“At the end of 2011, the shares provided a dividend yield of 10% and a total return that was far above the average for our competitors.”

•	In May, the bank will pay a further EUR 0.22 per share under the Dividendo Elección programme.

•

“The goal in Spain is to achieve profitable, organic growth, maintaining our branch network to make the most of the opportunities offered by the restructuring of the Spanish banking map. We do not want growth for its own sake.”

•	“The new banking map in Spain should be finalized before this summer and will be based on fewer players and be more solid and efficient.”

•	“The steps the government is taking amount to very tough in the short term, but are vital for the future.”

Santander, March 30, 2012 – Banco Santander Chairman Emilio Botín led the bank’s annual general meeting, which approved the 2011 accounts. “2011 was marked by a very difficult economic, financial and regulatory backdrop. Banco Santander maintained its strategy of giving priority to strengthening its balance sheet, in terms of capital, liquidity and provisions, and generated net attributable profit of EUR 5.35 billion, 34.6% less than in 2010,” he said. Botín noted that, in line with this strategy, the bank decided to make additional provisions before they were required by the government and set aside non-compulsory gross provisions of EUR 1.81 billion for real estate assets, bringing coverage of real estate property in Spain to 50%. “These provisions, together with the partial write-down of goodwill at our bank in Portugal, reduced net profit for 2011 by EUR 1.67 billion. Without them, net profit in 2011 would have been EUR 7 billion.” Botín highlighted that “net operating profit (gross income less operating expenses) was EUR 24.37 billion, which makes us the number three bank in the world on this basis.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

“All this demonstrates that Banco Santander is a powerful and finely-tuned machine for generating recurrent earnings, with tightly controlled costs, which, when levels of non-performing loans return to normal, should have a very positive impact on results.” The bank made provisions, net of capital gains, of EUR 16 billion.

The bank’s chairman told shareholders that: “The strength of the group’s results will enable us to maintain total remuneration per share at EUR 0.60. Thanks to our recurring profits and international diversification, in the last five years shareholder remuneration has totaled EUR 24.00 billion.”

Subject to shareholder approval at the meeting, the bank will pay a further EUR 0.22 per share in May, also under the Dividendo Elección programme. It asked shareholders to approve applying this programme in 2012, on the dates when the first three interim dividends would usually be paid (August, November and February).

Botín highlighted “the speed and efficiency with which Banco Santander has adjusted to the new requirements, thanks to the flexibility of our subsidiaries model, under which local units are independent in capital and liquidity, our ability to anticipate events and our execution.”

He recalled that, in barely two months, the bank achieved a core capital of 9%, under the European Banking Authority (EBA) criteria. “Banco Santander has certainly shown its capacity to generate profit and simultaneously meet the EBA’s capital requirements, make a substantial increase in provisions for real estate risks and maintain shareholder remuneration at EUR 0.60 a share for the third year running.”

Although Santander shares fell by 26% in 2011, he said: “This in no way reflects the recurrent nature of our earnings, the group’s solidity and solvency, or the stability of its remuneration per share. At the end of 2011, the shares provided a yield of 10% and a total return that was far above the average for our European competitors. Therefore, against a very difficult market backdrop, Santander shares continue to be an excellent investment opportunity.”

He also mentioned the Valores Santander, which will be converted into shares next October. “Holders of Valores Santander have earned a very attractive return from the coupons over the years, even if the market price, which is linked to the shares, has been very unsatisfactory. I am sure that those who hold onto the Valores Santander after they have been converted will have made a very good investment, not only because they will continue to receive a good return via dividends, but also because of expectations that the shares will recover as soon as the economic situation and the markets return to normal.”

The chairman reviewed the four management principles that allowed the bank to face its main challenges in 2011 and set it apart from its competitors:

•

Geographic diversification: “Our geographic diversification makes us unique and, along with our retail bank-centred business model, provides us with extremely recurrent earnings. We have positioned ourselves in ten main markets, well balanced between developed countries, which account for 46% of group profit, and emerging countries, which make up 54%.” The bank has 15,000 branches serving 102 million customers.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

•

Capital and liquidity management and the subsidiaries model: “We reached the EBA’s capital requirement level ahead of time. Our goal is to exceed the new targets under Basel III and those applied to systemically important institutions. We maintained a comfortable liquidity position by increasing deposits, without having to pay above-market-average returns. That, along with weak demand for loans in developed countries, led to an improvement in our liquidity position and put our loan-to-deposit ratio at 117% at the end of 2011 from 150% in 2008. The group’s model of international expansion, via subsidiaries that are autonomous in terms of capital and liquidity and are often listed, allows us to access those markets quickly and efficiently.”

•

Cautious attitude to risk: “Our level of non-performing loans is below the industry average in all the geographic areas in which we are present. NPLs in Spain have been worse than expected for two reasons: on one hand, the economy has performed worse than forecast and, on the other, the decline in outstanding loans means that the NPL ratio has grown faster than the bad loans themselves. Real estate exposure in Spain is still coming down and, at the end of 2011, represented 4% of the loans on the group’s balance sheet.”

•

Model of operating and business efficiency: “We are the most efficient international bank in the world, with a cost-to-income ratio of 45%, compared with a 60% average for our global competitors. This operating efficiency, with shared technology in the group’s banks, allows cost synergies and economies of scale, sharing best practices from country to country and substantial investments in innovation, development and security for the benefit of our customers.”

Corporate Social Responsibility Policy

Emilio Botín mentioned the changes in the board during the last year.

Luis Angel Rojo passed away in 2011 and was replaced by Vittorio Corbo, whose appointment was submitted to the AGM for approval. Antoine Bernheim who represented Assicurazioni Generali, also left the board. Francisco Luzón took early retirement and also gave up his seat. Antonio Basagoiti, Antonio Escámez and Luis Alberto Salazar-Simpson left at the end of their terms. The board proposed, for shareholder approval, the appointment of Esther Giménez-Salinas as an independent director. These changes reduce the number of directors from 20 to 16, of which five are executive directors and 11 are external (one proprietary, eight independents and two neither proprietary nor independent).

Botín reiterated the bank’s commitment to sustainability, particularly higher education. He emphasized the investment in corporate social responsibility of EUR 170 million and said that the higher education programme now covers 1,000 cooperation agreements and provides more than 22,000 grants worldwide. He also said the one-off programme of 5,000 grants for university student internships in SMEs in 2012 and 2013 had been well received and at least 50,000 students applied.

2012

The last part of Botín’s speech focused on the current year. “The world economy will grow at a still modest rate in 2012, led by emerging countries. In this scenario, Banco Santander is in a unique position to be able to create value for its shareholders, maintaining strong growth in profits in emerging markets and gaining profitable market share in the more mature ones.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3

He highlighted the good prospects in the bank’s main markets, such as Brazil, which accounted for 28% of group profit in 2011 “and will continue to gain weight as a driver of profit growth.” He also mentioned the bank’s strong growth in Mexico (attributable profit up by 70%) and the contribution of the rest of Latin America, particularly Chile and Argentina.

In the United Kingdom, he said: “Our priority is to invest in business banking, integrating the branches we bought from Royal Bank of Scotland, and to improve service quality for our 27 million customers. He also highlighted the importance of the U.S. (12% of the group profit), Germany (5% of group profit) and Poland, “which, with the acquisition of Bank Zachodni WBK and the proposed merger with Kredyt Bank, has become a core market for Banco Santander. As the third biggest bank in the country, with 3.5 million customers, we expect strong profit growth in the coming years and a 10% market share. He highlighted Portugal, explaining “Santander is the best bank in the country,” with a profit of EUR 174 million last year.

Finally, he talked about Spain, which currently represents 13% of group profits, and said he is convinced that “it will be one of the biggest positive surprises” for shareholders in the coming years.

“Our strategy in Spain has two clear objectives: to continue reducing our exposure to real estate and accelerate the sales of properties and to achieve profitable, organic growth, providing credit and supporting economic recovery, while maintaining our branch network to make the most of opportunities offered by the restructuring of the Spanish banking map. We will not carry out acquisitions unless they fit with our strict financial criteria, which always focus on generating value for our shareholders. What is very clear to us is that we are not interested in growth for its own sake.”

•

Botín said the steps the government is taking are “very tough in the short term, but vital for the future.” He said the financial reform package is “a very important step to clean up the sector.” “It is fundamental to restore investors’ confidence. This is why the country’s new banking map should be finalized before this summer. It will be based on fewer banks but will be more solid and efficient. I would like to highlight the exceptional effort, unprecedented in Europe, that the banks are making to help resolve the problems of the Spanish financial system and, particularly, the problems of some of the savings banks. The new banking environment will be based on bigger, more solid and more efficient institutions, with a distribution network in line with the size of their business. All this would help restore the flow of credit to the economy.

He said the labour law reform is “a move in the right direction and, without doubt, will improve the competitiveness of the Spanish economy and, in the medium term, create jobs.”

Regarding the public sector deficit, he said: “It is very positive that the government is tackling the public sector deficit in a determined way. Public spending has to be cut, structurally, to bring it into line with the conditions of the Spanish economy and with revenues. Setting an objective of 5.3% for this year and keeping the goal of 3% for the end of 2013 implies strict adherence to the stability pact and is appropriate given the state of the Spanish economy.”

He said the new credit line of EUR 35 billion offered to regional governments and local authorities to cover payments to suppliers is a “very positive” initiative, which “will help improve conditions for small and medium-sized companies and boost the economy.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	4

“Right from the start of the crisis, Banco Santander has been working closely with its customers, looking for solutions that will allow them to meet their commitments.” He said that the moratorium put in place last July and offered to customers who had run into financial difficulties, had helped thousands of customers.

He also noted that the bank had signed the code of good practice approved by the government and stressed that: “Our core business is lending money, not managing housing. Repossessing properties is an option that we always try to avoid.”

He said: “I completely disagree with the negative view of Spain that is being heard from abroad. Spain is doing its homework well. These measures need some time to be put in place and for their benefits to become fully evident, but we should have no doubt in our minds that they will set the scene for a sustainable and balanced recovery of the economy and of employment. The Spanish economy has great strengths, such as the international diversification of its companies, and in the past it has proved its ability to emerge from crises quickly and in better shape.”

The chairman listed three priorities for the group in 2012:

1.	“Complete the provisions for real estate assets in Spain, in line with the government’s and the Bank of Spain’s rules. This will mean setting aside provisions of EUR 2.30 billion, on top of those made against the 2011 results, before they were required. These provisions will be made in their totality in 2012 and charged to ordinary contributions to provisions and capital gains in the year. We can already count on the EUR 900 million from the sale of Banco Santander Colombia.”

2.	The second priority is to reach a core capital ratio of 10%, now that we’ve attained the 9% required by the European Banking Authority.

3.	Maintain shareholder remuneration at EUR 0.60 a share.

“In the medium term, as I told investors at a meeting in London in September, in 2014 we expect to reach, in like-for-like terms, ROE of 12-14% and ROTE of 16-18%, despite the current weakness of the global economy.”

The main growth drivers for the group will be a progressive normalization of profits in mature markets (particularly in Spain) and lower needs for provisions, organic growth in our emerging markets and the margin we have to improve costs and revenues.

“I am confident that we will reach our targets and that this will lead to a significant recovery in the share price.”

Alfredo Sáenz: “We have strengths that put us in a privileged position compared with our international competitors.”

Banco Santander’s Chief Executive Officer, Alfredo Sáenz, said in his speech that: “Over the next two or three years, we will recover levels of profitability and growth that better reflect the potential of our business. As a group, we have strengths that put us in a privileged position compared with our international competitors.” Sáenz highlighted four messages:

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	5

1.	“The first is that we have very good operating results. We have generated high pre-provision profit and revenue, reflecting well the quality of our businesses. Despite these good operating results, net profit in 2011 did not reflect at all the potential profitability of our businesses in the medium term.

2.	The second is that we are taking the necessary steps to normalise our profitability. We do not base our future on faith that economic recovery will translate into growth in profit. On the contrary, we are very aware that it is up to us to define and execute the strategies that will enable us to attain our goals.

3.	The third message is that, to carry out this profit normalisation, we have the best professionals in international commercial banking. We have a high quality team which is very motivated and has already proved its capacity to assume ambitious goals and meet or exceed them.

4.	Fourth, the Santander share is still at a level that does not reflect our structural profitability or our medium-term growth potential. As our capacity to normalise profits becomes clear, this will be reflected in the share price. This, combined with the high dividend yield of our share, allows me to be very optimistic about the prospects for your investment in the coming years.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 30, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President